UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 0-52083

Paramount Energy Trust

(Translation of registrant’s name into English)

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta

Canada T2P 3H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of Paramount Energy Trust (File No. 333-142302).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 21, 2010.

PARAMOUNT ENERGY TRUST
By its Administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
Name:	Cameron R. Sebastian
Title:	Vice President, Finance and CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting, Notice of Petition, and Information Circular and Proxy Statement, dated May 10, 2010

99.2	Form of Proxy

99.3	Letter of Transmittal